Exhibit 99.1

Report of Voting Results for 2013 Annual and Special Meeting of Shareholders

NEW YORK, NY – May 9, 2013 - Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual and special meeting of shareholders held on May 8, 2013 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular dated March 25, 2013. The votes were conducted by ballot.

1.	Election of Directors

13 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	687,667,605	99.56	3,054,761	0.44	690,722,366
James C. Smith	688,878,285	99.73	1,844,082	0.27	690,722,367
Manvinder S. Banga	675,712,757	97.83	15,009,657	2.17	690,722,414
David W. Binet	667,720,691	96.67	23,001,676	3.33	690,722,367
Mary Cirillo	650,052,629	94.11	40,669,737	5.89	690,722,366
Steven A. Denning	675,353,891	97.78	15,368,523	2.22	690,722,414
Lawton W. Fitt	685,864,890	99.30	4,857,525	0.70	690,722,415
Sir Deryck Maughan	688,785,931	99.72	1,936,484	0.28	690,722,415
Ken Olisa, OBE	689,726,862	99.86	995,552	0.14	690,722,414
Vance K. Opperman	687,858,924	99.59	2,863,490	0.41	690,722,414
John M. Thompson	688,563,242	99.69	2,159,124	0.31	690,722,366
Peter J. Thomson	687,460,206	99.53	3,262,208	0.47	690,722,414
Wulf von Schimmelmann	687,476,009	99.53	3,246,940	0.47	690,722,949

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
701,671,823	99.77	1,644,661	0.23	703,316,484

3.	U.S. Employee Stock Purchase Plan Amendment

An amendment to the Thomson Reuters U.S. employee stock purchase plan to increase the maximum number of common shares issuable under the plan by seven million common shares was approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
676,670,449	97.97	14,053,596	2.03	690,724,045

4.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
579,133,371	83.84	111,590,074	16.16	690,723,445